July 20, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:	Core & Main, Inc.
Registration Statement Filed on Form S-1
File No. 333-256382

Dear Ms. Bagley:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several underwriters, hereby join in the request of Core & Main, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on July 22, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Debevoise & Plimpton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that between July 14, 2021 and the date hereof, the number of Preliminary Prospectuses dated July 14, 2021 which were furnished to 16 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3000.

We, the undersigned, as Representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

/s/ Terry Hagerty
Name: Terry Hagerty
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Jill Ford
Name: Jill Ford
Title: Managing Director

J.P. MORGAN SECURITIES LLC

/s/ Jin Izawa
Name: Jin Izawa
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]